Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                22 December 2006


                               File no. 0-17630


                               Total Voting Rights



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Total Voting Rights



CRH plc ("the Company") Voting Rights and Capital



-----------------------





In conformity with the Transparency Directive's transitional provision 6, the Company notifies the market of the following:


The total number of Ordinary Shares of EUR0.32 each in issue as at the date of this notice is 542,789,621. Each Ordinary Share carries one vote. The Company holds no Treasury Shares.

The total number of voting rights is, therefore, 542,789,621.

The above figure (542,789,621) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the FSA's Disclosure and Transparency
Rules.


22nd December 2006






Contact

Angela Malone

Company Secretary

Tel: 00 3531 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  22  December 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director